REGI U.S. INC.

#240-11780 Hammersmith Way

Richmond, BC V7A 5E9

Phone: 604-278-5996    Fax: 604-278-3409

July 18, 2011

United States Securities

and Exchange Commission

Attention: Mr. David Burton

Dear Sirs,

Re:

REGI U.S. Inc. (the “Company”)

Form 10-K for fiscal year ended April 30, 2010

Filed July 30, 2010

Forms 10-Q for the quarterly periods ended January 31, 2011

File No. 0-23920

We are writing in response to your letter dated May 26, 2011.

We have attached Amendment No.1 to the 10-Q Quarterly Reports for the periods ended July 31, 2010, October 31, 2010 and January 31, 2011, which incorporate the changes referred to below.

Form 10-K for the Fiscal Year Ended April 30, 2010

General

1.

We note your response to prior comment 1. Please tell us in greater detail about the circumstances in which you issued the shares to Rand Energy Group in 1992 and advances from related parties to you since you issued the shares. For example:

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Please tell us the number of your common shares issued to Rand Energy Group in 1992 and at any subsequent time, the exemption from registration that you relied on when you issued the shares and your relationship to Rand Energy Group when you issued the shares in 1992. Please provide similar information with respect to any transactions you and Reg Technologies.

During August 1992, the Company issued 5,700,000 common shares to Rand Energy Group (“Rand”) as consideration for the acquisition of the US rights to the Rand Cam/Direct Charge Engine from Rand. There were no other shares issued to Rand. At the time of the share issuance, the Company and Rand had one common director.

During the year ended April 30, 2004 the Company issued 3,320,000 common shares to Reg Technologies Inc. (“Reg”) as consideration for a settlement of debt. At the time of the share issuance, the Company and Reg had two common directors.

We issued the above common shares to Rand and Reg as non-US persons relying on Regulation S.

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Please provide to us a table that sets forth by year since the issuance in 1992 the number of your common shares sold by Rand Energy Group and Reg Technologies, the proceeds received from the sale of the shares and the amount of advances to you from the proceeds of that sale.

Rand Energy Group’s sale of the Company’s shares and advances to the Company:

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We regret that we have not been able to retrieve the sales data from August 1992 to January 2002 because the related documents and records have been archived.

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The sales and proceeds from January 2002 to April 30, 2010 are as follows:

Period	Number of REGI shares sold during the period	Gross proceeds from sale of REGI shares (before transaction costs) $
January, 2002 - April, 2002	35,000	6,000
Year ended April 30, 2003	10,000	2,100
Year ended April 30, 2004	984,164	275,898
Year ended April 30, 2005	416,900	274,948
Year ended April 30, 2106	509,650	613,863
Year ended April 30, 2007	168,870	328,624
Year ended April 30, 2008	294,600	272,860
Year ended April 30, 2009	1,404,608	421,793
Year ended April 30, 2010	341,725	102,023
	4,165,517	2,298,109

The Company has engaged several different external accountants to maintain its accounting records and their records have since been archived. As a result, we regret that we do not have a list of all annual advances to us from the above sales. Our available records show that as at April 30, 2009 balance of advances over the years from Rand to us was $687,354 and as at April 30, 2010 balance of advances from Rand to us was $568,402. During the year ended April 30, 2010 we had net repayment of $118,952 to Rand.

Reg’s sale of the Company’s shares:

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From the acquisition of the 3,320,000 common shares of the Company in fiscal 2004 to April 30, 2010, Reg had one single sale of 280,000 shares in 2010 that generated gross proceeds of $70,000.

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During the year ended April 30, 2010 Reg had net advances of $246,682 to the Company.

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To the extent Rand Energy Group since 1992 transferred shares to other companies who then sold your common shares and advanced monies to you from the proceeds, provide us a table that identifies the companies and explains their relationship to you. Also, the table should set forth by year the amount of your common shares sold by the companies, the proceeds from the sale of the shares and the amount of the advances to you from the companies.

Rand Energy Group has not transferred shares to other companies.

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To the extent Rand Energy Group or the entity that received the transferred shares from Rand Energy Group issued other securities, such as units or warrants to purchase your common stock, provide us a table that sets forth by year from 1992 the amount of securities sold, the proceeds from the sale of the securities and the amount of the advances to you from the companies.

Rand Energy Group had private sales of units, with each unit consisting of one common share of the Company and one share purchase warrant to purchase one additional common share (the “Unit”) during the years ended April 30 2009 and 2010. No securities were issued separately from the Company’s common shares. All proceeds of the Units are included in the above sales and proceeds table.

During March, 2010, 163,000 warrants issued in March 2009 were exercised for total proceeds of $57,050. The common shares related to these warrants are not included in the above table because the shares were not transferred to the purchasers as at April 30, 2010.

As stated above, during the year ended April 30, 2010 we had net repayment of $118,952 to Rand, while we received net advances of $246,682 from REGI.

Certain of the Company’s directors and officers are also directors and/or officers, page 15

2.

We note your response to prior comment 3. In future filings, please disclose the amount of time that each officer devotes to your company.

Duly noted for future filings.

Properties, page 17

3.

We note your response to prior comment 3. In future filings please expand this section to provide disclosure that will reasonably inform investors of the suitability, adequacy, productive capacity and extent of utilization of the facilities. For example, we note that you have the same business address as all three companies mentioned in your response to prior comment 3. It also appears from publicly available information that several other companies also share that address.

Duly noted for future filings.

Business Experience, Principal Occupations of Directors and Executive Officers, page 26

4.

We note your response to the last sentence of prior comment 2. Please tell us how:

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You confirmed the accuracy of your disclosure required by Item 401(d) of Regulation S-K concerning the relationship between Thomas Robertson and John Robertson. It appears from publicly available information that John Robertson is the father of Thomas Robertson.

We confirm that John Robertson is the father of Thomas Robertson. We inadvertently missed the disclosure. We will disclose this relationship in all our future filings.

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You confirmed the accuracy of your disclosure required by Item 401(e)(2) of Regulation S-K as it applies to your officers and directors. In this regard, it appears from publicly available information that your disclosure here omits numerous other companies with which they are currently affiliated.

Main competitions for our officers’ and directors’ time as at April 30, 2010 are as follows. We will disclose the competitors in our future filings.

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Reg Technologies Inc.,

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IAS Energy, Inc.,

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Teryl Resources Corp.,

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Linux Gold Corp.,

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Legend Oil & Gas Ltd.,

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American Sierra Gold Corp.,

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ASAP Holdings, Inc.

5.

In future filings, provide the disclosure required by Item 401 (c) of Regulation S-K concerning Mr. Robert Grisar. We note your May 18, 2011 press release that Mr. Grisar is your vice president of engineering.

Duly noted for future filings.

Audit Committee, page 28

6.

In future filings, please disclose your response to prior comment 5.

Duly noted for future filings.

Executive Compensation, page 30

7.

Please confirm our understanding of your response to prior comment 6 that the disclosure you provide in this section of applicable future filings will be that which is required by Item 402 of Regulation S-K.

We confirm that the disclosure we provide in this section of applicable future filings will be that which is required by Item 402 of Regulations S-K.

Related Parties, page 39

8.

We note your response to prior comment 7. In future filings:

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Please clarify that you do not have written agreements regarding related party advances;

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Please disclose when you received the advances from each related party and when you repaid the advances. Also, quantify the amounts of the advances and repayments.

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To the extent you identify related party transactions, identify by name the related party, including the identity of each related party who advanced you funds.

Duly noted for future filings.

Form 10-Q for the quarterly period ended January 31, 2011

9.

It appears some of your disclosure is identical to disclosure provided in previous filings. For example, we note:

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The disclosure in the fourth paragraph of Item 2 of your Form 10-Q for the quarterly period ended January 31, 2011 that during the next 12 months you are “committed to expend an aggregate of $625,000 for research and development activities” is identical to disclosure in the fourth paragraph of Item 2 of your Form 10-Q for the quarterly period ended July 31, 2010. However, you disclose in your most recent Form 10-Q that you have research and development expenses of $23,982 for the three months ended January 31, 2011.

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The disclosure in the fifth paragraph of Item 2 of your Form 10-Q for the quarterly period ended January 31, 2011 that the next 12 months general and administrative expenses are “expected to be $53,000 per month” is identical to disclosure in the fourth paragraph of Item

2 of your Form 10-Q for the quarterly period ended July 31, 2010. However, you disclosed in your most recent Form 10-Q that you have general and administrative expenses of $84,578 for the three months ended January 31, 2011.

Please provide updated disclosure, including an update of the status of the development of your product such as that contained in the press release dated May 18, 2011 on your website.

In our amended Form 10-Q for the quarterly period ended January 31, 2011 we have updated the above information.

Item 4: Controls and Procedures, page 4

- (b) Management’s Report on Internal Control over Financial Reporting, page 5

10.

We note your response to prior comment 12 and that management did not perform an assessment on the effectiveness of your internal controls over financial reporting as of July 31 and October 31, 2010. Please amend each of these Forms 10-Q to remove the language regarding management’s evaluation of internal control over financial reporting.

In our amended Forms 10-Q for the periods ended July 31, 2010 and October 31, 2010 we have removed the language regarding management’s evaluation of internal control over financial reporting.

11.

Further to the above, we note that you disclose management’s conclusion on the effectiveness of your internal control over financial reporting as of January 31, 2011. Similar to our prior comment 12, please tell us if management performed an assessment on the effectiveness of your internal control over financial reporting as of January 31, 2011. If not, please amend the filing to remove the language regarding management’s evaluation of internal control over financial reporting.

As with the other periods, the management did not perform a formal assessment on the effectiveness of our internal control over financial reporting as of January 31, 2011.

In our amended Form 10-Q for the period ended January 31, 2011 we have removed the language regarding management’s evaluation of internal control over financial reporting.

The Company hereby acknowledges that:

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the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

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staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

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the Company may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

REGI U.S., INC.

“John G. Robertson”

John G. Robertson,

President and CEO